                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF MAY, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                      (Indicate by check mark whether the registrant files
             or will file annual reports under cover of Form 20-F or Form
             40-F.)

                      Form 20-F       X      Form 40-F
                                 -----------            ------------

                      (Indicate by check mark whether the registrant by
             furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                No        X
                           -----------        -----------

                      (If "Yes" is marked, indicate below the file number
             assigned to the registrant in connection with Rule 12g3-2(b):
             82- _______.)

                                                                      [CNH LOGO]


               NEWS RELEASE


               For Immediate Release

               CNH REPORTS FIRST QUARTER RESULTS


   For more      -  First quarter net loss, before goodwill and restructuring,
information         of $37 million (EPS $.25) in line with expectations and
contact:            comparable to last year, on a pro forma basis.

William B.
Masterson        -  Revenues of $2.6 billion were comparable with the first
01 262 636 5793     quarter of 1999, on a pro forma basis, despite negative
                    impact of foreign exchange rates.


                 - 2000 merger integration savings ahead of plan for the year; agreements reached on several planned divestitures, negotiations for others continue.


                 - Retail sales of construction equipment up worldwide, and retail sales of both agricultural and construction equipment outperformed the industry.


               Racine, Wisconsin (May 3, 2000) - CNH Global (N:CNH), the company created by the business merger of Case Corporation and New Holland, today reported a net loss, before goodwill and restructuring, of $37 million, or $.25 per share, for the first quarter of 2000. These results were equal to those of the first quarter of 1999, on a pro forma basis. Including the impact of goodwill, the company had a first quarter net loss before restructuring of $54 million, or $.36 per share, also equal to that of the first quarter of 1999, on a pro forma basis.


               Revenues for the first quarter were $2.6 billion, comparable with the same period last year, on a pro forma basis. Unfavorable foreign exchange rates negatively impacted first quarter sales by $85 million, compared to 1999.


               "Our operating performance exceeded expectations for the quarter despite the impact of higher interest rates and unfavorable foreign exchange," said Jean-Pierre Rosso, chairman and chief executive officer. "Our integration process is proceeding ahead of plan, and we now expect to realize increased synergies this year.

- CNH Global N.V. Administrative Offices 700 State Street Racine,
               WI 53404 U.S.A. http://www.cnh.com -

               "During the quarter, we increased market share in almost every major market around the world, demonstrating our customers continuing loyalty to their preferred product brands," Rosso added. "Our commercial organizations and dealer networks remain extremely focused on serving their customers and meeting their needs."


               First quarter results reflect significant cost reductions achieved through merger integration activities and ongoing cost initiatives. These include lower research and development expenditures and lower selling, general and administrative costs, as compared to the prior year on a pro forma basis. In addition, improved price realization and somewhat higher production volume were also positive factors in the quarter. These were offset by the impact of higher interest rates for both the equipment and financial services businesses, and a $23 million, or $.10 per share, negative impact of foreign exchange, attributed primarily to the Euro.


               Rising interest rates and unfavorable foreign exchange are expected to reduce earnings in 2000 from the company's prior expectations. However, increased production and greater merger synergy savings are anticipated to result in stronger overall operating performance for the year, as compared to 1999, on a pro forma basis. In the second quarter of 2000, when the impact of these negative factors will be more pronounced, earnings are expected to be comparable to the second quarter of 1999, on a pro forma basis. For the full year, The company now expects $150 million in synergy savings and at least $500 million by 2003.


               MERGER INTEGRATION AHEAD OF PLAN
               Merger integration activities were ahead of plan during the first quarter. A voluntary separation program was instituted in the period, and consolidation of the company's administrative and corporate functions continued. As a result, the company has reduced its global headcount by 1,700 since September 1999, before the effect of acquisitions and other factors.


               CNH has been actively pursuing the divestiture of products and operations that were agreed to with U.S. and European regulatory agencies as conditions of the merger. This week, the company announced that it reached an agreement for the sale of its interest in Hay and Forage Industries (HFI) to AGCO Corporation, subject to approval of the U.S. Department of Justice. Under the agreement, AGCO will continue to provide Case IH-branded hay and forage products to the Case distribution network until March 31, 2001, and will supply parts for those products under a long-term agreement.

               - Page 2

               In addition, CNH reached an agreement with the A.R.G.O. Group for the sale of the New Holland facility in Breganze, Italy. CNH also reached an agreement with A.R.G.O. for the sale of its large square baler line that is currently produced at its Case facility in Neustadt, Germany. Both agreements are pending approval of the European Commission.


               In February, CNH completed the divestiture of the Austrian commercial distribution rights of two of its compact tractor models to Lindner Traktorenwerk GesmbH, an Austrian agricultural machinery maker. CNH will continue to produce the tractors at its Case Steyr plant in St. Valentin, Austria, and supply those tractors to Lindner. The agreement was approved by the European Commission and has already been implemented.


               Negotiations for the previously announced divestiture of other products and operations in North America and Europe are continuing.


               CNH CONSIDERS EQUITY FINANCING OPTIONS
               The original equity financing plan for the business merger of New Holland and Case contemplated raising $2 billion of new equity. In anticipation of this event, a subsidiary of Fiat contributed $1.4 billion in advance of raising the capital. This advance would be converted into shares of CNH common stock as part of a $2 billion public equity offering, the timing of which is dependent upon market conditions. In the event that the equity offering does not occur by June 30, 2000, the advance to capital is designed to convert into shares of CNH common stock on that date at a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH stock for the preceding 20 trading days. Given current market conditions, CNH management is continuing to evaluate the various equity financing options that are available to the company.


               WORLDWIDE RETAIL EQUIPMENT SALES
               First quarter retail unit sales of CNH construction equipment were up worldwide with increases in all geographic markets compared to the combined operations of the first quarter of 1999. In Latin America, retail sales were up slightly on the strength of compact equipment sales. In North America and Europe, the company reported double-digit retail sales growth. CNH outperformed the industry in each of its major regions around the world.


               Retail unit sales of CNH agricultural equipment were lower in the first quarter than from combined operations in the comparable period last year. Growth in unit sales of tractors under 40 horsepower was more than offset by declines in larger tractors and combines. However, the

               - Page 3
               decline in CNH agricultural equipment sales was less than that of the industry, and the company increased its market share in nearly every major market around the world.

               FINANCIAL SERVICES
               CNH Capital, the financial services unit of CNH Global, reported net income of $14 million for the first quarter of 2000, compared to $30 million in the same period last year, on a pro forma basis. The year-over-year decrease in net income is attributable to lower margins on receivables and lower gains on asset-backed securitizations resulting from a rising interest rate environment, as well as increased loss provisions.


               CNH Capital's managed portfolio increased to $10.9 billion, up more than 10 percent as compared to the prior year, on a combined basis. While the company's geographic expansion and diversification initiatives contributed to the portfolio growth, sustained weakness in the farm economy continues to put pressure on the large agricultural equipment segment of the business.


               To support its growing portfolio, CNH Capital issued a $1.1 billion asset-backed securitization in the first quarter, the largest such transaction in the company's history and the first to include both Case and New Holland equipment receivables.


               CNH Capital continues to execute its growth strategy. It will establish a pan-European bank with headquarters in Ireland during the third quarter of 2000, pending regulatory approval. Plans include incorporating the financing operations in the company's major markets throughout Western Europe by 2002.


               Substantial progress was made during the quarter toward integrating the financial services business. The closing of six finance offices in North America, Australia and Latin America was initiated in the quarter and most back-room processes will be integrated in all regions by year end.


               "We're pleased with the progress we've made toward integrating our two financial services businesses," stated Ted R. French, chairman, CNH Capital. "Our decision to establish a banking operation in Europe demonstrates our commitment to Case and New Holland customers in the region. The bank will serve as a platform for further geographic and product expansion across the European community. We continue to grow and diversify our business in all regions of the world, and to leverage our strength as one of the world's largest equipment finance businesses."


               - Page 4

               In financial services, the current pressure for higher interest rates is expected to continue during 2000. Over time, the company can incorporate rate changes into its pricing, but until they stabilize, higher interest rates are expected to negatively impact earnings.


               MARKET OUTLOOK
               The outlook remains unchanged for CNH's agricultural equipment and construction equipment markets; however, rising interest rates and unfavorable foreign exchange are adversely impacting the company's equipment and financial services operations.


               Industry demand for agricultural equipment remains in line with the company's expectations, driven by low commodity prices and higher grain inventories. As a result, the company continues to expect worldwide sales of agricultural equipment to be moderately lower than the previous year, particularly high horsepower tractors and combines.


               The global outlook for CNH's construction equipment markets continues to be stable. In North America, demand in 2000 is expected to be only slightly lower than strong 1999 levels, as construction activity continues to be sustained by a healthy economy. In Europe, the sales outlook remains slightly above last year due to stronger market conditions. In Latin America and other markets around the world, the company continues to expect significant sales improvement compared to relatively low 1999 levels as a result of more stable economic conditions.





               With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth moving equipment), New Holland, O&K and Steyr.


               FORWARD LOOKING STATEMENTS
               The information included in this news release contains forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The company's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for the company include general economic and capital market

               - Page 5
               conditions, the cyclical nature of its business, foreign currency movements, the company's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulation (including government subsidies and international trade regulations), the effect of conversion to the Euro, technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of the company's Form 20-F for 1999, as filed with the Securities and Exchange Commission: Business -- Business Strategy, Employees, Environmental Matters, Seasonality and Production Schedules, and Competition; Legal Proceedings; and Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                      # # #


               - Page 6

                                 CNH GLOBAL N.V.
                             REVENUES AND NET SALES
                                 MARCH 31, 2000
                        (Unaudited - Dollars in Millions)


                                   THREE MONTHS ENDED
                            -------------------------------
                              2000        1999          %
                             ACTUAL     PRO FORMA    CHANGE
                            --------    ---------    ------
Revenues:
  Net sales
    Agricultural equipment   $ 1,476     $ 1,495       (1%)
    Construction equipment       947         924        2%
                             -------     -------
        Total net sales        2,423       2,419       --

  Financial services             186         189       (2%)
  Eliminations and other          (1)         (3)
                             -------     -------
  Total revenues             $ 2,608     $ 2,605       --
                             =======     =======
Net sales:
  North America              $ 1,125     $ 1,098        2%
  Western Europe                 928         966       (4%)
  Latin America                  149         142        5%
  Rest of World                  221         213        4%
                             -------     -------
  Total net sales            $ 2,423     $ 2,419       --
                             =======     =======

                                 CNH GLOBAL N.V.
                        CONSOLIDATED STATEMENTS OF INCOME
                        (MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)



                                                                                EQUIPMENT             FINANCIAL
                                                           CONSOLIDATED         OPERATIONS            SERVICES
                                                        Three Months Ended   Three Months Ended   Three Months Ended
                                                             March 31,           March 31,             March 31,
                                                      --------------------  --------------------  ------------------
                                                        2000       1999       2000        1999      2000      1999
                                                       Actual   Pro Forma    Actual    Pro Forma   Actual  Pro Forma
                                                      -------   ---------   -------    ---------  -------  ---------
Revenues
    Net sales                                         $ 2,423    $ 2,419    $ 2,423    $ 2,419    $  --     $  --
    Finance and interest income                           185        186         28         27        186       189
                                                      -------    -------    -------    -------    -------   -------
 Total                                                  2,608      2,605      2,451      2,446        186       189
--------------------------------------------------------------------------------------------------------------------

 Costs and Expenses
    Cost of goods sold                                  2,043      2,016      2,043      2,016       --         --
    Selling, general and administrative                   306        331        260        300         46        31
    Research and development                               89         91         89         91       --         --
    Restructuring charge                                    8          5          8          5       --         --
    Interest expense                                      206        195        138        131         97        94
    Other, net                                             49         37         28         20         21        17
                                                      -------    -------    -------    -------    -------   -------
 Total                                                  2,701      2,675      2,566      2,563        164       142
--------------------------------------------------------------------------------------------------------------------

 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
    Financial Services                                   --         --           14         30       --         --
    Equipment Operations                                 --           (4)      --           (4)      --         --
--------------------------------------------------------------------------------------------------------------------

 Income (loss) before taxes and minority interest         (93)       (74)      (101)       (91)        22        47
 Income tax provision (benefit)                           (35)       (14)       (43)       (31)         8        17
 Minority interest                                          1         (2)         1         (2)      --         --
--------------------------------------------------------------------------------------------------------------------

 Net income (loss)                                    $   (59)   $   (58)   $   (59)   $   (58)   $    14   $    30
                                                      =======    =======    =======    =======    =======   =======

 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring             $ (0.25)   $ (0.25)
    EPS before restructuring                          $ (0.36)   $ (0.36)
    EPS                                               $ (0.40)   $ (0.39)

See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Millions)
                                   (Unaudited)

                                                                           EQUIPMENT               FINANCIAL
                                                   CONSOLIDATED            OPERATIONS              SERVICES
                                               --------------------   ---------------------   ----------------------
                                               March 31, December 31, March 31,  December 31, March 31, December 31,
                                                 2000       1999       2000        1999          2000       1999
                                               -------     -------    -------     -------      -------    -------
Assets
  Cash and cash equivalents                    $   456     $   466    $   380     $   387      $    76    $    79
  Accounts, notes receivable and other - net     7,198       7,173      2,743       2,546        4,780      4,768
  Inventories                                    2,531       2,422      2,531       2,422         --         --
  Property, plant and equipment - net            1,852       1,875      1,843       1,867            9          8
  Equipment on operating leases - net              575         557       --          --            575        557
  Investment in Financial Services                --          --        1,086       1,080         --         --
  Investments in unconsolidated affiliates         309         328        287         305           22         23
  Goodwill and intangibles                       3,525       3,495      3,371       3,338          154        157
  Other assets                                   1,248       1,362        865         983          468        417
                                               -------     -------    -------     -------      -------    -------
 Total Assets                                  $17,694     $17,678    $13,106     $12,928      $ 6,084    $ 6,009
                                               =======     =======    =======     =======      =======    =======


Liabilities and Equity
  Short-term debt                              $ 4,456     $ 4,953    $ 3,178     $ 3,879      $ 1,543    $ 1,160
  Accounts payable                               1,466       1,362      1,445       1,373           21         28
  Long-term debt                                 5,221       4,558      2,119       1,098        3,115      3,474
  Subordinated advance to capital                1,400       1,400      1,400       1,400         --         --
  Accrued and other liabilities                  3,545       3,695      3,358       3,468          319        267
                                               -------     -------    -------     -------      -------    -------
                                                16,088      15,968     11,500      11,218        4,998      4,929
  Equity                                         1,606       1,710      1,606       1,710        1,086      1,080
                                               -------     -------    -------     -------      -------    -------
 Total Liabilities and Equity                  $17,694     $17,678    $13,106     $12,928      $ 6,084    $ 6,009
                                               =======     =======    =======     =======      =======    =======




  See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                        CONSOLIDATED STATEMENTS OF INCOME
                       (Millions, except per share data)
                                  (Unaudited)

                                                                                   EQUIPMENT              FINANCIAL
                                                            CONSOLIDATED           OPERATIONS             SERVICES
                                                         Three Months Ended    Three Months Ended    Three Months Ended
                                                              March 31,             March 31,              March 31,
                                                         ------------------    -------------------   -------------------
                                                           2000      1999       2000       1999      2000       1999
                                                           CNH   New Holland    CNH    New Holland   CNH     New Holland
                                                         ------- -----------   ------- -----------   ------- -----------
Revenues
    Net sales                                            $ 2,423    $ 1,335    $ 2,423    $ 1,335    $  --     $  --
    Finance and interest income                              185         57         28       --          186        85
                                                         -------    -------    -------    -------    -------   -------
 Total                                                     2,608      1,392      2,451      1,335        186        85
------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
    Cost of goods sold                                     2,043      1,064      2,043      1,064       --        --
    Selling, general and administrative                      306        156        260        142         46        14
    Research and development                                  89         42         89         42       --        --
    Restructuring charge                                       8          5          8          5       --        --
    Interest expense                                         206         43        138         25         97        46
    Other, net                                                49        (11)        28        (11)        21      --
                                                         -------    -------    -------    -------    -------   -------
 Total                                                     2,701      1,299      2,566      1,267        164        60
------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
  subsidiaries and affiliates:
    Financial Services                                      --         --           14         16       --        --
    Equipment Operations                                    --         --         --         --         --        --
------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest            (93)        93       (101)        84         22        25
 Income tax provision (benefit)                              (35)        34        (43)        25          8         9
 Minority interest                                             1         (1)         1         (1)      --        --
------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                       $   (59)   $    60    $   (59)   $    60    $    14   $    16
                                                         =======    =======    =======    =======    =======   =======
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring                $ (0.25)   $  0.44
    EPS before restructuring                             $ (0.36)   $  0.43
    EPS                                                  $ (0.40)   $  0.40

 See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                      Notes to Interim Financial Statements


(1) CNH Global N.V. combines the operations of New Holland N.V. ("New Holland") and Case Corporation ("Case") as a result of their business merger on November 12, 1999 ("the merger date"). Effective with the closing of the merger, New Holland changed its name to CNH Global N.V. ("CNH" or "the Company").

         The accompanying financial statements reflect the consolidated results of CNH and its consolidated subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Prior to the merger date, New Holland presented its consolidated financial statements in accordance with International Accounting Standards, or IAS. CNH has presented New Holland's historical financial results in U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the CNH presentation. The accompanying financial statements reflect the historical operating results of New Holland in accordance with U.S. GAAP, including the results of operations of Case since the merger date.

         CNH has prepared the accompanying unaudited pro forma income statement data to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred as of January 1, 1999. The pro forma data reflects the impact of the fair market value adjustments to the Case assets and liabilities acquired, as well as incremental interest expense for the related merger financing. These adjustments are being amortized over the periods estimated to be benefited and primarily include additional depreciation of fixed assets and the amortization of (i) the fair value adjustments for acquired receivables and inventories, (ii) identifiable intangibles, and (iii) goodwill.

         CNH has presented the accompanying unaudited pro forma financial data for illustrative purposes only. This pro forma data is based on a preliminary allocation of the purchase price and is not necessarily indicative of (i) the results of operations that would have occurred had the transaction been effective as of January 1, 1999, or (ii) the results of operations that CNH will attain in the future. In addition, the pro forma financial data does not reflect any synergies, cost savings or restructuring actions that may occur as a result of the merger.

         The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.


(2) New Holland acquired Case for approximately $4.6 billion in cash, including related costs and expenses. CNH financed the acquisition with total borrowings of $3.0 billion under short-term credit facilities, a subordinated advance to capital of $1.4 billion from a wholly owned subsidiary of Fiat S.p.A. and available cash of $200 million. This acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of Case based upon their respective estimated fair values, including identifiable intangibles, with the remainder allocated to goodwill.

         The allocation of purchase price resulted in goodwill of approximately $2.4 billion. Goodwill allocated to Case's equipment operations of approximately $2.3 billion is being amortized on a straight-line basis over 30 years. Goodwill allocated to Case's financial services operations of approximately $100 million is being amortized on a straight-line basis over 20 years.

         In connection with the acquisition, CNH management is assessing and formulating a plan to integrate the operations of the Case and New Holland businesses. As the plan is completed and management commits to the activities of the plan, the Company anticipates that it will (i) record additional adjustments to goodwill for identified actions relative to the Case business, and (ii) incur charges beginning in 2000 to exit certain activities and to further restructure CNH operations.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements

(3) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income of Equipment Operations before interest, taxes and restructuring charges, including the income of Financial Services on an equity basis. A reconciliation of Equipment Operations' net income
         (loss) to operating earnings is as follows (in millions):

                                       Three Months Ended March 31,
                               --------------------------------------------
                                                        1999
                                 2000      --------------------------------
                                Actual      Pro forma         New Holland
                               ----------  ------------     ---------------
Net income (loss)                $ (59)        $ (58)            $  60
Income tax provision (benefit)     (43)          (31)               25
Interest expense                   138           131                25
Restructuring charge                 8             5                 5
                                 -----         -----             -----
    Operating earnings           $  44         $  47             $ 115
                                 =====         =====             =====


         The following summarizes operating
          earnings by segment (in millions):


                                       Three Months Ended March 31,
                               -------------------------------------------
                                                          1999
                                 2000        -----------------------------
                                Actual        Pro forma      New Holland
                               ----------    ------------  ---------------
Agricultural equipment           $(32)         $(41)             $ 73
Construction equipment             62            58                26
Financial services                 14            30                16
                                 ----          ----              ----
    Operating earnings           $ 44          $ 47              $115
                                 ====          ====              ====


(4) The Company's 2000 and 1999 effective income tax rates were 37% and 36%, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses, and changes in valuation reserves attributable to prior-year losses. On a pro forma basis, the Company's 1999 effective tax rate of 19% was primarily impacted by differences in the geographical mix of profits, losses in certain non-U.S. jurisdictions for which no immediate tax benefit was recognizable, and changes in valuation reserves attributable to prior-year losses.


(5)      Earnings (loss) per common share ("EPS")
         (in millions, except per share data):

                                                             Three Months Ended March 31,
                                                       ---------------------------------------
                                                                               1999
                                                         2000     ----------------------------
                                                        Actual     Pro forma     New Holland
                                                       ---------- ------------  --------------
Basic and Diluted EPS
  Net income (loss)                                      $  (59)     $  (58)        $  60
  Restructuring charge, net of tax                            5           4             4
                                                         ------      ------         -----
  Net income (loss) before restructuring                    (54)        (54)           64
  Goodwill                                                   17          17             1
                                                         ------      ------         -----
  Net income (loss) before goodwill and restructuring    $  (37)     $  (37)        $  65
                                                         ======      ======         =====

  Weighted-average shares outstanding                     149.0       149.0         149.0

  EPS before goodwill and restructuring                  $(0.25)     $(0.25)        $0.44
  EPS before restructuring                               $(0.36)     $(0.36)        $0.43
  EPS                                                    $(0.40)     $(0.39)        $0.40


For the three months ended March 31, 2000, basic and diluted EPS were the same as the effects of the potentially dilutive securities and contingently issuable shares assumed upon conversion are antidilutive. For the three months ended March 31, 1999, basic and diluted EPS were the same as there were no potentially dilutive securities or contingently issuable shares.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements

(6) On November 12, 1999, Fiat Netherlands Holding N.V., formerly New Holland Holdings N.V., the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. The terms of this advance to capital provide that Fiat Netherlands Holding will receive common shares of CNH in exchange for its advance at the earlier of (1) any public equity offering by CNH, or (2) June 30, 2000. If CNH conducts a public equity offering before June 30, 2000, then Fiat Netherlands Holding will receive that number of CNH common shares that it could have purchased with $1.4 billion at the public offering price, less any underwriting discount. Otherwise, Fiat Netherlands Holding will receive that number of CNH common shares that it could have purchased with $1.4 billion at a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. CNH may pay a discretionary return to Fiat Netherlands Holding on its advance to capital at a maximum annual rate of 6.25% when, as and if declared by the Board of Directors of CNH.


(7) CNH fully, unconditionally and irrevocably guaranteed Case's $900 million in outstanding debt securities that were issued pursuant to two registration statements under the U.S. Securities Act of 1933, as amended. The following tables present summary financial information for Case (in millions):


                             POST-ACQUISITION           PRE-ACQUISITION
                           BASIS OF ACCOUNTING        BASIS OF ACCOUNTING
                          ----------------------- -----------------------------
                              FOR THE THREE              FOR THE THREE
                               MONTHS ENDED               MONTHS ENDED
                                MARCH 31,                  MARCH 31,
                          ----------------------- -----------------------------
                                   2000               1999           1998
                          ----------------------- -------------  --------------
Net sales .....................  $ 1,044            $ 1,084         $ 1,297
Gross profit* .................  $   105            $   152         $   278
Net income (loss) .............  $   (85)           $   (48)        $    69

                                                        POST-ACQUISITION
                                                      BASIS OF ACCOUNTING
                                                  -----------------------------
                                                   MARCH 31,     DECEMBER 31,
                                                      2000           1999
                                                  -------------  --------------
Current assets ...................................   $4,047          $4,172
Non-current assets ...............................   $7,432          $7,441
Current liabilities ..............................   $2,747          $2,519
Non-current liabilities ..........................   $5,276          $5,530
Minority interests ...............................   $    7          $    8


------
*Gross profit is defined as net sales less cost of goods sold.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                              CNH Global N.V.



                                              By:    /s/ Kevin J. Hallagan
                                                   -----------------------------
                                                     Kevin J. Hallagan
                                                     Assistant Secretary



     May 3, 2000